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                                                                   Exhibit 2(i)


NEWS



Release Date:   April 12, 1999                    Contact: Joseph L. Castle II
                                                           610-995-9400

                             Castle Energy Announces
                       Purchase of Oil And Gas Properties

      RADNOR, PA, April 12, 1999 -- Castle Energy Corporation* (Nasdaq-NNM:CECX) (the "Company") announced today that it had entered into an agreement with AmBrit Energy Corp. ("AmBrit") to acquire essentially all of AmBrit's oil and gas properties. The oil and gas assets purchased include producing properties in Alabama, Louisiana, Mississippi, Montana, New Mexico, Oklahoma and Texas as well as undrilled acreage in several of these states. The Company estimates the proved reserves acquired to be approximately 27.5 billion feet of cubic gas equivalent. The consideration to be paid is $22,000,000 of which ten percent was deposited upon execution of the related purchase and sale agreement with the balance to be funded at closing. The Company intends to fund the purchase using corporate cash. Although the purchase and sale agreement contains several customary conditions to closing, the Company anticipates closing by June 1, 1999.

      The Company currently owns interests in approximately 300 oil and gas wells located primarily in the Appalachian basin and a gas sales contract with Lone Star Gas Company which expires May 31, 1999.




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*Castle Energy Corporation is not affiliated with Castle Oil Corporation.










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